FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on April 29, 2020, regarding its annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Annual Report”).

PRESS RELEASE

SANTIAGO, Chile, April 29, 2020.  Banco de Chile (NYSE: BCH) announced today the filing of its annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”).

The 2019 Annual Report can be accessed by visiting the SEC’s website, www.sec.gov, and can also be found at Banco de Chile’s website, www.bancochile.cl, under Investor Relations. In addition, shareholders may receive a hard copy of Banco de Chile’s 2019 Annual Report, including the audited financial statements included in such report, free of charge, by requesting a copy within a reasonable period of time from the Banco de Chile’s Investor Relations Office, at ir@bancochile.cl.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2020

Banco de Chile

/s/ Eduardo Ebensperger
By:	Eduardo Ebensperger O.
Chief Executive Officer

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